Woodmen Financial Services, Inc.

Notes to Financial Statements

December 31, 2015

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Woodmen Financial Services, Inc. (the Company) was incorporated on July 9, 2001, and is a wholly owned subsidiary of WFS Holdings, Inc., a wholly owned subsidiary of Woodmen of the World Life Insurance Society (WoodmenLife). The Company began operating as a broker-dealer on July 1, 2002. The Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer, which conducts business on an "Application Way" basis. The Company is dependent upon capital contributions from WoodmenLife to fund operations for the foreseeable future.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing commercial checking and a money market account.

Revenue Recognition

The Company's revenues are derived from dealer concessions for the sales of nonproprietary mutual funds by registered representatives and variable products. Revenues are recognized on an accrual basis upon remittance of investor funds to the mutual fund company or WoodmenLife. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.